August 7, 2024

Raul R. Rodriguez
President and Chief Executive Officer
Rigel Pharmaceuticals, Inc.
611 Gateway Boulevard, Suite 900
South San Francisco, California 94080

       Re: Rigel Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed August 2, 2024
           File No. 333-281230
Dear Raul R. Rodriguez:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Carlton Fleming